WWA GROUP, INC.

2465 W. 12TH ST., TEMPE, AZ 85281–6935

TEL 480 505 0071 FAX 480 505 0071

March 5, 2008

Mr. Scott Anderegg

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Re:	WWA Group, Inc.
Registration Statement on Form SB-2

Filed December 26, 2007

File No. 333-148327

Dear Mr. Anderegg:

Thank you for your comments dated January 22, 2008 in connection with our submission on Form SB-2 for WWA Group, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 26, 2007.

On behalf of the Company, we submit this response letter with two copies of our Form S-1/A filed electronically with the Commission on March 6, 2008. We have also included in this correspondence two red-lined versions of our Form S-1/A filing.

Please direct copies of all responses and any additional comments to the following address and fax number:

Ruairidh Campbell

Orsa & Company

600 Westwood Terrace

Austin, Texas 78746

Telephone: (512) 462-3327

Fax: (512) 462-3328

The following are our detailed responses to your comments.

1.         We refer you to your letter to the staff dated July 12, 2006, regarding your Forms 10-KSB for the fiscal years ended December 31, 2004 and December 31, 2005. We note that neither the risk factor disclosure in your Form 10-KSB for the fiscal year ended December 31, 2006, nor the risk factor disclosure in your Form SB-2 includes the text of the revised risk factor your letter represented that you intended to include in future filings. Specifically, we note that your subsequent risk factor disclosure makes no reference to equipment sold at your auctions ending up in Syria, a country identified by the U.S. as a state sponsor of terrorism. We note also that the subsequent risk factor disclosure includes no information regarding the dollar amount of equipment purchased by bidders with addresses in Iran, Sudan and Syria, or the percentage of your sales such dollar amounts represent. Please advise us of the reasons the risk factor disclosure was not revised consistent with the representations in your July 12, 2006 letter.

Response:

Our risk factor disclosure in the Company’s Form 10-QSB for the period ended September 30, 2006, dated November 14, 2006, was revised consistent with the representations made in our letter dated July 12, 2006.

However, risk factor disclosure subsequent to November 14, 2006 neither made reference to equipment sold at our auctions to bidders registered with addresses in Syria nor included information regarding the dollar amount of equipment purchased by bidders with addresses in Iran, Sudan and Syria or the percentage of our sales that such dollar amounts represented. The decision to omit such information was based on the Company’s determination that the actual dollar amounts for sales to Iran, Sudan and Syria were not material to its business operations.

Nonetheless, with a view toward expanded disclosure, we have included the dollar amounts and percentages for each of Iran, Sudan and Syria in the risk factor section of our S-1/A and intend to include such disclosure in future filings, as follows:

“Sales of equipment from our auctions may have ultimately ended up in Iran, Sudan or Syria

Due to the proximity of Iran, Sudan and Syria to our auction site, sales records, and statistics on regional spending for used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions prior to May 2007 may have ultimately ended up in Iran, Sudan or Syria. Although we have never sold equipment to Iran, Sudan or Syria, countries which the U.S. State Department and the Office of Foreign Assets Control (“OFAC”) have identified as state sponsors of terrorism, and we have never made any effort to attract consignors or bidders from any country recognized as a state sponsor of terrorism, it is possible that some equipment purchased at our auctions was sold to persons or entities that re-exported such equipment to these countries, particularly to Iran. Our records indicate as follows:

Sales between March 2001 and May 2007 to Countries Deemed State Sponsors of Terrorism by the U.S. State Department and OFAC
Address of registered bidder	Sales	Percentage of total sales*
Iran	$7,300,000	1.96%
Sudan	$1,847,950	0.50%
Syria	$202,300	0.05%
TOTAL	$9,350,250	2.52%
* Total sales were over $371,600,000 between 2001 and May of 2007

We do not believe that this percentage of sales had any impact on our operations, reputation or shareholder value. However, despite the fact that we have no knowledge of delivery of equipment purchased at our auctions into Iran, Sudan or Syria, the U.S. State Department or OFAC could impose fines upon us and have caused us to restrict sales to persons resident in Iran, Sudan or Syria based on the possibility of delivery to these countries. Any further action on the part of the U.S. State Department or OFAC could have a negative impact on our reputation which might decrease shareholder value.”

Mr. Scott Anderegg

March 6, 2008

2.         Reference is made to the first sentence in the second paragraph under “State Sponsors of Terrorism” on page 37. If the company knows that some purchasers are residents of Iran, Syria or Sudan and equipment that they purchase has gone or will go into these countries, please modify or qualify this sentence to so reflect. Please also advise us whether, to your knowledge, any of the purchasers are agents of the governments of those countries.

Response:

We have revised the section titled “State Sponsors of Terrorism” as follows:

“State Sponsors of Terrorism

The U.S. State Department and the U.S. Treasury Department of Foreign Assets Control (“OFAC”) have identified Iran, Sudan and Syria as state sponsors of terrorism, and forbid the sale of goods or services by U.S. persons or companies to these countries or to agents of the respective governments of these countries.

On April 27, 2007 WWA Group received a “cease and desist” order from OFAC proscribing the sale of equipment or services, or facilitating the sale of equipment or services to persons with registered addresses in Iran, Syria or Sudan.

WWA Group has never sold equipment at auction or delivered equipment to countries or to agents of the respective governments of these countries which OFAC has identified as state sponsors of terrorism. However, we have in the past sold equipment to private individuals or companies resident in Iran, Sudan or Syria who may have, on their own accord, exported such purchased equipment to their countries of residence.

Since May of 2007, in compliance with the OFAC “cease and desist” order, we have enforced a policy of prohibiting the sale of equipment to any persons or companies that register to bid with addresses in Iran, Sudan or Syria.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, including but not limited to, the “cease and desist” order delivered on April 27, 2007 by the OFAC. Further, we believe that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct business.”

We have no knowledge of any individual or company that purchased equipment at our auctions that was an agent of any country identified by the OFAC as a sponsor of terrorism.

Mr. Scott Anderegg

March 6, 2008

3.         We note the statement under “State Sponsors of Terrorism” on page 37 that you believe you are “in compliance in all material respects with all laws, rules, regulations and requirements that affect our business.” We note also the representation on page 4 that you have neither any knowledge or, nor any means to control sales into countries identified by the U.S. as state sponsors of terrorism. Finally, we note the disclosure on both pages that you have received a cease and desist order from the OFAC requiring that you “immediately cease and desist from selling goods or services, or facilitating sales to persons in Iran and Sudan,” countries identified by the U.S. as state sponsors of terrorism. Please clarify for us (i) whether the statement that you are in compliance with all “requirements that affect our business” is intended to convey that you are compliance with the OFAC cease and desist order; (ii) if so, how you are able to determine your compliance with the order in light of your stated inability to control sales into countries identified as state sponsors of terrorism; and (iii) the steps you have taken and/or the measures you have put in place to ensure compliance with the OFAC order.

Response:

We have revised the section titled “State Sponsors of Terrorism” to indicate that we believe that we are in compliance with all requirements that affect our business, including the OFAC cease and desist order.

Our ability to ensure the credibility of this statement is vested in our review of documentation requisite for participation at any of our auctions. Each prospective participant is required to complete a Bidder’s Contract prior to being assigned a number that would enable such person or company to bid on items offered for sale. The Bidder’s Contract requires prospective bidders to identify their place of residence or business address. In May of 2007 we initiated a policy that prohibits any person or company that provides an address within a proscribed country from bidding in our auctions.

4.         Please provide us with a copy of the April 27, 2007 cease and desist order from OFAC. Furthermore, please revise the fourth paragraph under “State Sponsors of Terrorism” on page 37 to clearly state, if true, that management believes the company is in compliance with the April 27, 2007 OFAC cease and desist order.

Response:

We attach herewith a copy of the April 27, 2007 OFAC cease and desist order.

We have revised the fourth and fifth paragraphs under “State Sponsors of Terrorism” to clearly indicate that management believes that the Company is in compliance with the April 27, 2007 OFAC cease and desist order.

5.         We note the disclosure under “State Sponsors of Terrorism” on page 37 that there is reason to believe that some percentage of equipment sold at your auctions ultimately ended up in Iran or Sudan. Please revise the prospectus to disclose also, if true, that there is reason to believe that some percentage of the equipment sold at your auctions ultimately ended up in Syria, another country indentified by the U.S. as a state sponsor. In this regard, we refer you to your letter to the staff dated July 12, 2006.

Please also revise the prospectus or provide us with a supplemental analysis, to discuss the materiality of sales of equipment that ended up in countries identified as state sponsors of terrorism during 2006 and 2007 and the effect of such sales upon your net income. That analysis should include your estimate of the dollar amount of auctioned equipment that ultimately ends up in Iran, Syria or Sudan.

Mr. Scott Anderegg

March 6, 2008

Response:

We have revised the third paragraph under “State Sponsors of Terrorism” to include an assumption that prior to May of 2007 some percentage of the equipment sold at our auctions may have ended up in Syria.

We have revised our risk factor titled “Sales of equipment from our auctions may have ultimately ended up in Iran or Sudan” to “Sales of equipment from our auctions may have ultimately ended up in Iran, Sudan or Syria” and have expanded our qualitative materiality analysis based on an assumption that some percentage of the equipment sold at our auctions prior to May of 2007 may have been delivered to a country identified as a state sponsor of terrorism.

6.         We note the representation under “State Sponsors of Terrorism” on page 37 that “it is possible” that some equipment at your auctions is re-exported to Iran or Sudan “particularly to Iran.” Please discuss for us the reasons underlying your conclusion that such re-exports are particularly likely to have been made to Iran.

Response:

Our assumption that there is a more likely possibility that equipment purchased at our auctions was re-exported to Iran is based on the amount of total sales relative to both Sudan and Syria, the proximity of Iran to our principal auction site in Dubai, United Arab Emirates, and statistics on regional spending on used construction equipment generated on a country by country basis.

Description of Business, page 19

7.         In an appropriate place in this discussion, please expand to discuss the source of the transportation and industrial equipment materials you auction. You mention that you buy and sell equipment at auction for your own account, however, your disclosure is not clear as to whether auctions are the sole source of your inventory. Please elaborate in detail.

Response:

We have relocated and expanded information about the source of the equipment that we auction for our own account within the “Description of Business” section from the “Auctioneering Operations” subheading to the “Auction Particulars” subheading, as follows:

“WWA Group is focused on selling for the consignor rather than competing with owners and bidders. However, from time to time, we do purchase and sell equipment at our auctions or in private sales. During 2006 we sold almost $9,700,000 worth of our own equipment for our own account. In the nine months ended September 30, 2007 we sold $12,837,527 worth of our own equipment for our own account. During 2006 and 2007 approximately 50% of the inventory we purchased for resale came from regular customers at our own auctions while the remaining 50% of our purchases were from various suppliers worldwide. Of the amount from our regular consigners, we made several purchases during the auctions while we made the remaining purchases prior to the auctions in the form of guaranteed prices or cash purchases. Revenues from such sales are defined as gross proceeds. All costs of goods sold are accounted for under direct costs.

Mr. Scott Anderegg

March 6, 2008

Of the approximately 1,300 items of equipment sold at each of our auctions in 2007, an average of approximately 800 units were from U.A.E.-based consignors and 500 units were from consignors outside of the U.A.E. The equipment for auction is consigned by an average of nearly 150 individual consignors per auction, as seen below:

Auction Date	Number of consignors	Number of countries
February 5 - 7	104	20
April 10 - 12	163	23
June 11 -13	158	18
September 8 - 10	140	16
October 29 - 30	99	11
December 10 - 12	140	16

Of these, there are 5 to 10 regular consignors who supply large amounts of equipment from U.A.E.-based construction and trading companies. The remaining consignors are typically from the Persian Gulf region (which consignors tend to sell equipment sourced from the region) but are located throughout the world. Singapore is the most heavily represented non-Persian Gulf country at our auctions, from which we have 10 to 15 regular consignors who source used, reconditioned equipment from Japan.”

Index to and Descriptions of Exhibits

8.         Please file as an exhibit a form of the purchase or subscription agreement that was used in connection with your September 2007 private placements.

Response:

We have filed as exhibits 99(i) and 99(ii) the Securities Purchase Agreements used for U.S. and non-U.S. investors in the September 2007 private placements.

Exhibit 5

9.         Your legal opinion states that “WWA’s 1,211,119 issued and outstanding common shares and 576,973 shares underlying warrants to purchase shares of common stock are legally issued, fully paid and non-assessable.” Presently the shares of common stock underlying warrants are not yet issued. Please revise your legal opinion to state that, when issued, the shares underlying warrants will be legally issued, fully paid and non-assessable.

Response:

Our special counsel has revised his opinion to state that, when issued, the shares underlying the warrants will be legally issued, fully paid, and non-assessable.

Mr. Scott Anderegg

March 6, 2008

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form S-1/A please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

WWA Group, Inc.

Attachment

Mr. Scott Anderegg

March 6, 2008